Exhibit 1A-6E

EMPLOYMENT AGREEMENT

Aqua Beato, Inc. and Jenny Buettner

This Employment Agreement (“Agreement”) is made and entered into as of August 1, 2024, by and between ACS dba Aqua Beato, Inc., a Florida corporation (the “Company”), and Jenny Buettner, (“Employee”).

1.	Term

The term of this Agreement (“Employment Term”) shall commence upon successful funding upon ACS dba Aqua Beato funding or revenue stream that supports payroll and shall continue for a period of three (3) years, unless earlier terminated in accordance with the provisions of this Agreement.

2.	Position and Duties

Employee shall serve as Chief Operating Officer for the Company and shall perform such duties and responsibilities as are customary for this position and as may reasonably be assigned by the Company’s Board of Directors. Employee agrees to devote her full professional efforts, skill, and attention to the business and interests of the Company and to perform her duties faithfully and to the best of her ability.

3.	Compensation

a.	Base Salary

Upon the successful funding of the Company’s Regulation A (“Reg A”) offering, Employee shall receive a base salary of One Hundred Ninety-Two Thousand Dollars ($125,000) with a yearly 5% annual increase, payable in accordance with the Company’s standard payroll schedule.

Prior to the Reg A funding, Employee may continue serving under existing consulting or commission arrangements as agreed separately.

b.	Term & Termination

•	This Agreement shall remain in force for an initial term of three (3) years and shall renew automatically for successive one-year periods unless terminated with ninety (90) days’ written notice by either Party.
•	Commissions and vested equity earned prior to termination shall remain payable in accordance with this Agreement.

c.	Expense Reimbursement

The Company shall reimburse Employee for all pre-approved, reasonable travel and entertainment expenses incurred directly in connection with sales and marketing activities conducted on behalf of Aqua Beato, provided that such expenses are supported by appropriate documentation and submitted in accordance with Company policy.

4.	Benefits

Employee shall be eligible to participate in all benefit plans or programs Company offers to similarly situated executives, subject to the RegA funding, along with the terms and eligibility requirements of such plans.

5.	Termination for Cause

The Company may terminate this Agreement for cause, which shall include, but not be limited to: fraud, dishonesty, gross negligence, willful misconduct and affecting the health and growth of the Company such as; stealing, lying, misinformation, collusion, or material breach of this Agreement. Upon termination for cause, Employee shall be entitled only to unpaid salary and commissions earned up to the date of termination. If the Company terminates Employee with cause, Employee shall continue to receive salary for 12 months after termination.

6.	Confidentiality and Non-Disclosure

Employee acknowledges access to confidential, proprietary, and trade secret information of the Company and agrees to maintain such information in strict confidence during and after the term of employment.

7.	Independent Relationship

Nothing contained in this Agreement shall be construed as creating a partnership, agency, or joint venture between the parties. Employee shall act solely as an employee of Aqua Beato, and neither party shall have the authority to bind the other except as expressly provided herein.

8.	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the State of Florida, without regard to conflicts of law principles.

9.	Entire Agreement

This Agreement constitutes the entire understanding between the parties and supersedes all prior or contemporaneous agreements, oral or written, regarding the subject matter hereof. Any amendment must be in writing and signed by both parties.

10.	Execution

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Aqua Beato, Inc.

Jerry Cox /s/ Jerry Cox

CEO

Date: 10/13/2025

Jenny Buettner  /s/ Jenny Buettner

COO

Date: 10/13/2025